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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                SCHEDULE 14D-9
                              (AMENDMENT NO. 10)

                     Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                                  ADT LIMITED
                           (Name of Subject Company)

                                  ADT LIMITED
                     (Name of Person(s) Filing Statement)


                   Common Shares, par value $0.10 per share
          (including the associated preference stock purchase rights)
                        (Title of Class of Securities)

                                  000915 10 8
                     (CUSIP Number of Class of Securities)


                               Stephen J. Ruzika
                                 c/o ADT, Inc.
                             1750 Clint Moore Road
                           Boca Raton, FL 33431-0835
                                (561) 988-3600
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) Filing Statement)


                                With a copy to:

                            David W. Ferguson, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Ave.
                           New York, New York 10017

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                                 INTRODUCTION

      The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on March 4, 1997, by ADT Limited, a Bermuda corporation ("ADT" or the "Company"), relates to an offer by Western Resources, Inc., a Kansas corporation ("Western"), to exchange a combination of Western common stock, par value $5.00 per share, and cash for any and all of the outstanding common shares, par value $0.10 per share, including the associated preference stock purchase rights, of ADT (the "Common Shares"). All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

      The response to Item 8 is hereby amended by adding the following after the final paragraph under "Demand for Western Stockholder List":

      By letter dated April 28, 1997, Western responded to ADT Investment's April 24, 1997 demand for a stockholder list as of the record date for determining stockholders entitled to vote at the annual meeting of Western's stockholders scheduled for May 29, 1997, stating among other things that it viewed this latest demand as "harassment."

      By letter dated April 30, 1997, ADT Investments responded to Western's April 28, 1997 letter stating in more detail its purpose for seeking the shareholder list and requesting that Western provide the shareholder list by 12:00 noon on Friday, May 2, 1997. The purpose for seeking the shareholder list is to enable ADT Investments to communicate with Western shareholders concerning the proposed transactions with KCP&L and the Western Offer. These transactions require the approval of Western's shareholders and, in ADT Investment's view, raise fundamental questions about the direction of Western and the way it currently is being managed. In ADT Investment's view, the negative effects on Western's shareholders include possible reductions in Western's dividends, earnings per share and credit rating.

      On May 2, Western did not respond to ADT Investments' request by the 12:00 noon deadline and ADT Investments filed an amended petition in the District Court of Shawnee County, Kansas adding its demand under Section 17-6510 of the Kansas General Corporation Code for the stockholder list in connection with Western's annual stockholders meeting. By letter dated May 2, 1997, Western subsequently responded to ADT Investment's April 30, 1997 letter but did not indicate any intention to provide the stockholder list to ADT Investments.

      The response to Item 8 is hereby amended by adding the following after the final paragraph under "Demand for Kansas City Power & Light Stockholder List":

      By letter to KCP&L dated May 2, 1997, ADT Investments II reiterated its demand for a complete record or list of shareholders of KCP&L as of a recent date. ADT Investments II's letter requested compliance with its demand by noon on Monday, May 5, 1997. By letter dated May 5, 1997, KCP&L again denied ADT Investments II's request, reiterating its belief that ADT Investments II's request was not made in good faith and for a proper purpose.

      The response to Item 8 is hereby amended by adding the following after the final paragraph of the prior response to Item 8:

      Other Information

      On April 25, 1997 Western announced first quarter earnings for 1997 of $39.8 million or $0.61 per share of common stock. Among other things, Western's announcement indicated that warmer winter weather and increased financing charges resulted in quarterly earnings $0.05 per share lower than the first quarter of 1996.

      On May 5, 1997 ADT issued a press release, attached hereto as Exhibit
99.58 and incorporated herein by reference, announcing that on Saturday, May 3, the 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired with no action taken by the antitrust authorities with respect to the transaction between ADT and Tyco International Ltd.

      Item 9.  Material to be Filed as Exhibits.

      The response to Item 9 is hereby amended by adding the following new exhibits:

Exhibit 99.53 Letter dated April 28, 1997 from Western Resources, Inc. to ADT Investments, Inc.

Exhibit 99.54 Letter dated April 30, 1997 from Blackwell Sanders Matheny Weary & Lombardi L.C. to Berkowitz, Feldmiller, Stanton, Brandt, Williams & Stueve.

Exhibit 99.55 Letter dated May 2, 1997 from Berkowitz, Feldmiller, Stanton, Brandt, Williams & Stueve to Blackwell Sanders Matheny Weary & Lombardi L.C.

Exhibit 99.56 Letter dated May 2, 1997 from Seigfreid, Bingham, Levy, Selzer & Gee to Kansas City Power & Light Co.

Exhibit 99.57 Letter dated May 5, 1997 from Kansas City Power & Light Company to Seigfreid, Bingham, Levy, Selzer & Gee.

Exhibit 99.58  ADT Press Release dated May 5, 1997.


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

      ADT LIMITED

      By:  /s/ Stephen J. Ruzika
           _______________________________________________
              Stephen J. Ruzika
              Chief Financial Officer, Executive Vice
              President and Director (Principal
              Financial Officer and Principal Accounting
              Officer)


Dated: May 6, 1997